UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
100 Wilshire Blvd, Suite 1400
Santa Monica, CA 90401
Tel.: (310) 800-1000

Copy to:

Paul Cooper
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 14 Pages

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 3 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 4 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 5 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 6 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 7 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 8 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 9 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

Page 10 of 14 Pages

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011, Amendment No. 2 on March 28, 2011, Amendment No. 3 on April 28, 2011 and Amendment No. 4 on March 13, 2012 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

On April 4, 2013, the Lion Credit Agreement was repaid in full by the Issuer and terminated (except for certain indemnification obligations and other provisions that survive termination of the Lion Credit Agreement).

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following before the last two paragraphs of Item 4:

On April 4, 2013, (i) all the obligations under the Loan Documents (as defined in the Lion Credit Agreement) (except for certain indemnification obligations and other provisions of the Loan Documents that survive the termination of the Lion Credit Agreement) were discharged and the Loan Documents terminated, (ii) all security interests, liens, pledges, charges and other encumbrances granted under the Loan Documents by any of the Loan Parties were released and discharged; and (iii) each of the guarantees by Issuer’s subsidiaries under the Loan Documents was released and discharged.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following disclosure assumes that there are 107,596,241 shares of Common Stock outstanding as of February 28, 2013, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2012 and filed on March 5, 2013.

(b) Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 21,606,025 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrants.  On an as-converted basis, the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants would, as of April 4, 2013, constitute approximately 16.7% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Charney may be deemed to constitute a “group” under
Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 67,411,891 shares of Common Stock, or 52.2% of the Issuer’s total number of shares of Common Stock outstanding as of April 4, 2013 (after giving effect to the issuance of the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D Amendment No. 8 filing made by Mr. Charney on April 1, 2013.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose,

Page 11 of 14 Pages

and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As founding and designated members of Lion Capital, Messrs. Lea and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea and Darwent therein.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3, 4 and 5 is hereby incorporated into this Item 6 by this reference.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2013

LION/HOLLYWOOD L.L.C.
By:	/s/ Jacob Capps
Name: Jacob Capps Title: President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 13 of 14 Pages

LION CAPITAL LLP
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 14 of 14 Pages